Simpson Thacher & Bartlett LLP
2475 HANOVER STREET PALO ALTO, CA 94304
TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002
Direct Dial Number	E-mail Address

VIA EDGAR	May 8, 2023
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Snap One Holdings Corp.
Registration Statement on Form S-3
Initially Filed May 2, 2023
File No. 333-271564
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Snap One Holdings Corp., that effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m., Eastern Time, on May 10, 2023, or as soon as possible thereafter.
Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

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